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FILE NO. 82- 5749 FISCAL YEAR 12-31-01

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OICF/BY: dlw

DATE : 5/10/02

File No. 82-5149

ARS
12-31-01

02 MAY -8 AM 10:09

Annual Report

Established in Amsterdam

Heineken Holding N.V.

Agenda

for the Annual General Meeting of Shareholders of Heineken Holding N.V. to be held in the Beurs van Berlage, Damrak 243, Amsterdam, at 4 p.m. – or later, if the Annual General Meeting of Shareholders of Heineken N.V. has not finished – on 25 April 2002.

Opening

1 Report on the 2001 financial year.

2 Adoption of the balance sheet as at 31 December 2001, the profit and loss account for 2001 and the notes.

3 Announcement of the appropriation of the balance of the profit and loss account in accordance with the provisions of Article 12 (1) of the Articles of Association.

4 Discharge of the Management Board for its conduct of company affairs.

5 Appointment of a member of the Management Board.

To fill a vacancy on the Management Board created by the retirement of Mr. J.M. de Jong, the Meeting of Holders of Priority Shares, pursuant to Article 7 (2) of the Articles of Association, has made the following binding recommendation.

1 K. Vuursteen
2 J. Buijs

6 Appointment of Mrs. C.L. de Carvalho-Heineken as delegate member of the Management Board.

7 Announcement regarding the remuneration of the members of the Management Board.

8 Authorization of the Meeting of Holders of Priority Shares to enter into assignment contracts with the members of the Management Board.

Close

Annual Report

Established in Amsterdam

Heineken Holding N.V.

4 November 1923

Alfred H. Heineken

3 January 2002



In memoriam

The company has bid a respectful farewell to Alfred Heineken, who started work on 1 June 1942, at the age of 18, at the brewery his grandfather had bought in 1864. Heineken N.V. has Alfred Heineken to thank for its transformation from a family company into the international brewing group with the widest global presence.

As major shareholder and Chairman of the Executive Board, Alfred Heineken was a major influence on Heineken's long-term strategy and it was his vision to build it into an international brand. When he stood down as Executive Board Chairman on 27 April 1989, the company had achieved wider geographical coverage than any other international brewing group. After serving as Chairman of the Supervisory Board and its delegate member from 1989 to 1995, he ceased to hold an official position within Heineken N.V.

In 1952 he formed Heineken's Belegging en Beheer Maatschappij, the forerunner of Heineken Holding N.V., with which his shareholding in Heineken N.V. was placed. Mr. Heineken was a member of the Management Board of Heineken Holding N.V. from the start and served as its Chairman from 1979 until his death.

Alfred Heineken was also actively involved in social and cultural affairs. In memory of his father he set up the Dr. H.P. Heineken Foundation, which has given biennial cash prizes for pioneering scientific research in biochemistry and biophysics since 1964. The Alfred Heineken Fondsen Foundation which he established has awarded four biennial cash prizes for the arts and sciences since 1990: three Dr. A.H. Heineken prizes to reward outstanding contributions to medicine, history and environmental sciences and a fourth being awarded to an artist living and working in the Netherlands.

In recognition of his services in various fields, many honours were bestowed on Mr. Heineken. In the Netherlands, these included Knight in the Order of the Netherlands Lion and Commander in the Order of Orange-Nassau. In France, he was made Knight and Officer in the Order of the Legion of Honour and INSEAD, the international management institute, awarded him the honorary title of Master of Business Administration. In the United States, Rochester University made him an honorary Doctor of Law and Hofstra University in New York awarded him an honorary doctorate in Humane Letters. He was also awarded the Amsterdam Silver Medal by the Mayor and Aldermen of the city and Silver Academy Medal by the Royal Netherlands Academy of Arts and Sciences.

Mr. Heineken's death has deprived us of a unique man who was devoted heart and soul to the business and whose multi-faceted personality combined wide-ranging knowledge, creativity, intuition and humour. We have a great deal to thank him for and his spirit will live on forever within our company.

Profile

Heineken Holding N.V., which holds 50.005% of the shares in Heineken N.V., heads the Heineken group.

The object of Heineken Holding pursuant to its Articles of Association is to manage or supervise the management of the Heineken group and to provide services for Heineken N.V. It seeks to promote the continuity, independence and stability of the Heineken group, thereby enabling Heineken N.V. to pursue its long-term policy in the interests of all stakeholders.

Heineken Holding does not engage in operational activities itself. These have been assigned within the Heineken group to Heineken N.V. and its subsidiaries and associated companies. Heineken Holding's income consists almost exclusively of dividends received on its interest in Heineken N.V.

Heineken Holding N.V. A-shares are listed on Euronext Amsterdam.

Contents

Report of the Management Board

Financial Statements 2001

Other Information

Information for Shareholders

Heineken Holding N.V. A-shares are traded on Euronext Amsterdam. Heineken Holding N.V. is not a 'structuur-vennootschap' within the meaning of Sections 262–274 of Book 2 of the Netherlands Civil Code.
Decisions on all important matters are taken by the General Meeting of Shareholders.

Major Holdings in Listed Companies Disclosure Act

As at February 2002, the company had been notified of the following holdings of 5% or more:
L' Arche Holding S.A. 50.005%
Greenfee B.V. 6.8055%

Heineken Holding share price history

High: 15 May 2001, €37
Low: 21 September 2001, €28
Price on 29 December 2000: €36
Price on 28 December 2001: €32

Share price Heineken Holding N.V. vs AEX-index over 5 years



€
40
35
30
25
20
15
10
5
0
01.01.1997
01.07.1997
01.01.1998
01.07.1998
01.01.1999
01.07.1999
01.01.2000
01.07.2000
01.01.2001
01.07.2001
01.01.2002

○ *Heineken Holding N.V.*
○ *AEX-index (rebased to Heineken Holding N.V.)*

Share price Heineken Holding N.V. vs Heineken N.V. in 2001



%
5
0
– 5
– 10
– 15
– 20
– 25
DEC 00
JAN 01
FEB 01
MAR 01
APR 01
MAY 01
JUN 01
JUL 01
AUG 01
SEP 01
OCT 01
NOV 01
DEC 01

○ *Heineken Holding N.V.*
○ *Heineken N.V.*

Dividend policy

In accordance with Article 12 of the Articles of Association, our shareholders receive the same dividend as Heineken N.V. shareholders.

Dividend history

(1997 = 100)

1997	100
1998	125
1999	156
2000	156
2001	196

Market capitalization

Shares in issue as at 31 December 2000

154,707,582 A-shares of NLG 5 nominal value
2,100,000 B-shares of NLG 5 nominal value
40 priority shares of NLG 25 nominal value

Shares in issue as at 31 December 2001

193,384,478 A-shares of €2 nominal value
2,625,000 B-shares of €2 nominal value
250 priority shares of €2 nominal value

The B-shares carry the same voting rights as the A-shares.

Important dates in 2002

Announcement of 2001 figures	27 February
Publication of annual report	28 March
Annual General Meeting of Shareholders*	25 April
Ex final dividend quotation	29 April
Payment of final dividend	8 May
Announcement of interim figures	11 September
Ex interim dividend quotation	11 September
Payment of interim dividend	23 September

Regulations concerning insider dealing

Regulations are in force within Heineken Holding concerning the notification of transactions in Heineken Holding N.V. and Heineken N.V. shares which apply to the Management Board and a number of permanent advisers.

Contact address for shareholders

Copies of this annual report are obtainable at:
Tweede Weteringplantsoen 5
1017 ZD Amsterdam
Netherlands
telephone +31 (0)20 622 11 52
fax +31 (0)20 625 22 13
or via www.heinekencorp.com

* Holders of shares are entitled to attend the meetings of holders of shares in Heineken N.V., to put questions at that meeting and to participate in the discussions.

Management Board

M. Das (1948)
Chairman
Dutch nationality
Member of the Management Board since 1994
Lawyer

D.P. Hoyer (1940)
Dutch nationality
Member of the Management Board since 1972
Former director of DOW Europe S.A.

C.L. de Carvalho-Heineken (1954)
Dutch nationality
Member of the Management Board since 1988

J.M. de Jong (1945)
Dutch nationality
Member of the Management Board since 2001
Former member of the Managing Board
of ABN AMRO Holding N.V.
and ABN AMRO Bank N.V.

Report of the Management Board

Composition of the Management Board

We were deeply saddened to learn of the death of Mr. A.H. Heineken, the Chairman and delegate member of the Management Board, on 3 January 2002. Mr. Heineken had been a member of the Management Board of our company since its formation in 1952 and its chairman since 1979. He will be greatly missed.
The Management Board will continue to pursue his policy with respect to the Heineken group to the best of its ability.

At Mr. Heineken's request, the company had announced on 6 November 2001 that he intended to stand down as Chairman of the Management Board at the 2002 Annual General Meeting of Shareholders. In accordance with Mr. Heineken's wishes, the Management Board has appointed Mr. M. Das to succeed him as Chairman. The General Meeting of Shareholders will be invited to appoint Mrs. C.L. de Carvalho-Heineken as delegate member and Mr. K. Vuursteen as member of the Management Board.

Mr. A. Maas, who had exceeded the age limit for members of the Management Board under the Articles of Association, informed the Board that he did not wish to be exempted from the age limit in 2001.
Mr. A. Leemreis stood down from the Management Board at the 2001 General Meeting of Shareholders in connection with his appointment as a justice of the Netherlands Supreme Court.
The Management Board owes a debt of gratitude to both for their work on behalf of the company.
Mr. J.M. de Jong was appointed to the Management Board by the 2001 General Meeting of Shareholders. Mr. De Jong has a wealth of management expertise and an impressive track record in the banking sector.

Policy principles

Heineken Holding has played an important role in the Heineken group for over fifty years. The company seeks to promote the continuity, independence and stability of the Heineken group, thereby enabling Heineken N.V. to pursue its long-term policy in the interests of the shareholders, the staff and other stakeholders. The company's policy has been successful. Thanks in part to its unique and stable structure, the Heineken group has grown to become the international brewing group with the widest global presence. It has also returned consistently good results over many years, benefiting both our company's share price and that of Heineken N.V.

Activities of the Management Board

The Management Board met on eight occasions in 2001. The Board adopted the report and accounts for 2000 and the interim figures for 2001. Considerable time was devoted to questions raised by a number of shareholders and the proceedings before the Amsterdam Court of Appeal (Enterprise Section) subsequently brought by those shareholders. The proceedings were concluded in October 2001, to the satisfaction of the Management Board. Other topics to which the Management Board devoted ample time included Heineken N.V.'s strategy, tactics, acquisitions and financial policy and the composition of the Supervisory Boards and Executive Boards of Heineken N.V. and its principal operating companies.

Amendment of the Articles of Association

In connection with the introduction of the euro and in the interests of improved marketability, the shares were redenominated and split. Four A- or B-shares of NLG 5 were converted into five A- or B-shares of €2. The authorized capital of the company was increased to €1,500,000,000; the issued capital currently stands at €392,019,456.

Another amendment was made to the Articles of Association in 2001 to enable the allocation of remuneration to the members of the Management Board for their work. The meeting of holders of priority shares was given authority to set the amount of that remuneration.

The Articles of Association were also amended to enable the General Meeting of Shareholders to authorize the Management Board to set a registration cut-off date when convening general meetings, within the meaning of Section 119, subsections 1 and 2, of Book 2 of the Netherlands Civil Code, and to make appropriate provision for the consequences thereof. The General Meeting of Shareholders subsequently vested that authority in the Management Board for a period of five years.

Until the amendment of the Articles of Association, the nominal value of the priority shares was NLG 25, as compared with NLG 5 for the A- and B-shares, and they carried five votes. The voting rights attaching to the priority shares were revised simultaneously with the share split. Both the nominal value and voting rights of the priority shares were made the same as those of the A- and B-shares, so that all shares in the company now entitle the holder to cast one vote.

Review of 2001

At the request of a number of shareholders, the Annual General Meeting of Shareholders relating to the 2000 financial year, discussed the movement in the Heineken Holding share price compared with that in the Heineken N.V. share price. The market value of both shares should in theory be the same. Although Heineken Holding only holds Heineken N.V. shares and the dividend which Heineken Holding distributes is the same as that paid by Heineken N.V., the price of Heineken Holding shares on the stock exchange has been 10 - 15% below the Heineken N.V. share price for several decades, and the gap has widened since 1998. In the Management Board's view, market factors are responsible for the growing share price differential.

Firstly, fund managers attach great importance to the liquidity of a share, and turnover in Heineken N.V. shares is around ten times greater than turnover in our company's shares.

Secondly, fund managers are constrained in their choice of investments by the linking of their performance to the performance of a particular index. Because Heineken N.V. is an index stock and Heineken Holding is not, fund managers have a greater preference for Heineken N.V. shares, which has a marked effect on the share price.

The third reason for the widening price gap is that Dutch fund managers have drastically restructured their portfolios in recent years, in particular by selling Dutch midcap and smallcap stocks and buying larger European stocks. There is no evidence yet that this is being offset by significant demand from abroad for Heineken Holding shares.

Lastly, some investors prefer Heineken N.V. shares because positions in that stock can be hedged with options, which is not the case with Heineken Holding shares. The dividend yield on Heineken Holding shares is higher than that on Heineken N.V. shares, but this has become relatively less significant as the prices of both shares have risen.

Because the gap between the Heineken Holding and Heineken N.V. share prices is dictated primarily by external (market) factors, the Management Board can do very little to influence this differential.

The Management Board has taken a number of steps to raise the profile of the company's shares and we have stepped up our investor relations effort since the end of 1999. Heineken Holding publishes its annual report and half-year report in both Dutch and English and works closely with Heineken N.V.'s Investor Relations department. Heineken Holding shares receive full attention in the course of Heineken N.V.'s regular meetings with analysts and investors and Heineken Holding itself is in regular contact with banks and institutional investors in the Netherlands and outside.

Our company has its own section on Heineken N.V.'s website, where information can be found on the company's history and recent events and the annual and interim reports can be viewed and ordered.

The nominal value of our company's participating interest in Heineken N.V. as at 31 December 2001 was €392 million. The nominal value of our company's A- and B-shares in issue as at the same date was also €392 million.

As at 31 December 2001, our company's interest in Heineken N.V. represented 50.005% of Heineken N.V.'s total issued capital.

With regard to the non-consolidated balance sheet and profit and loss account, the Management Board makes the following observations.

The balance sheet value of the participating interest in Heineken N.V. is equal to the shareholders' equity shown in the consolidated balance sheet of €1,379 million, excluding the priority shares.

In accordance with the statutory provisions relating to financial statements, our company's 50.005% share of Heineken N.V.'s profit for 2001 of €767 million is accounted for as income in the non-consolidated profit and loss account. This share in Heineken N.V.'s profit includes both the distributed and retained profit for the 2001 financial year. In accordance with the above-mentioned statutory provisions, an amount of €305 million, equal to 50.005% of Heineken N.V.'s retained profit for 2001, has been appropriated to the statutory reserve.

Heineken N.V. in 2001

Because our company heads the Heineken group, the notes to our financial statements include a consolidated balance sheet and profit and loss account for the Heineken group.

Heineken N.V. posted good results in 2001. The operating result benefited greatly from new additions to the consolidation and the strength of the US dollar against the euro. The higher sales volume, improved sales mix and higher selling prices also contributed to the improvement, but the heavy cost of developing and implementing uniform systems throughout the Heineken group had an adverse effect on the operating result.

A more detailed review can be found in Heineken N.V.'s annual report.

Dividend proposal

Heineken N.V. proposes to distribute a dividend for 2001 of €0.40 per share of €2 nominal value, of which €0.16 per share of €2 nominal value has already been paid as interim dividend.

With the prior approval of the meeting of priority shareholders, the Management Board has resolved to vote at the General Meeting of Shareholders of Heineken N.V. in favour of Heineken N.V.'s proposal to fix the dividend for 2001 at €0.40 per share of €2 nominal value, of which €0.16 has already been paid as interim dividend. On that basis, the dividend payable to our company for 2001 totals €78.4 million in cash, of which €31.4 million has already been received by way of interim dividend. The final dividend due will therefore be €47.0 million.

In accordance with the provisions of Article 12, paragraph 7, of the Articles of Association, an interim dividend of €0.16 per share of €2 nominal value was distributed to holders of A- and B-shares on 24 September 2001. Pursuant to the provisions of Article 12 of the Articles of Association, holders of A- and B-shares will receive a final dividend of €0.24 per share of €2 nominal value currently in issue as from 8 May 2002. The holders of A- and B-shares will therefore, like the holders of Heineken N.V. shares, receive a total dividend for 2001 of €0.40 per share of €2 nominal value. A total of €78.4 million will be distributed to holders of A- and B-shares and a total of €18.15 will be distributed to holders of priority shares.

Heineken N.V. outlook

The profit figure is affected from year to year by factors that are difficult to predict such as exchange rates, government action, economic developments and the weather. Despite these uncertainties, we are looking forward to further growth in net profit in 2002.

The auditors' report issued by Ernst & Young Accountants is included in this report.

Amsterdam, 26 February 2002
The Management Board

M. Das
D.P. Hoyer
C.L. de Carvalho-Heineken
J.M. de Jong

Financial Statements 2001

Balance Sheet of Heineken Holding N.V.

after proposed appropriation of profit
in thousands of euros

		31 December 2001		31 December 2000
Assets				
Financial fixed assets				
Participating interest in Heineken N.V.		**1,379,138**		1,198,120
Current assets				
Receivables		**47,042**		37,634
Cash		**21**		57
		1,426,201		1,235,811
Equity and liabilities				
Shareholders' equity				
Issued share capital:				
Priority shares	**1**		1	
A-shares	**386,769**		351,016	
B-shares	**5,250**		4,764	
		392,020		355,781
Statutory reserve		**530,988**		422,213
General reserve		**456,130**		420,127
		1,379,138		1,198,121
Current liabilities				
Dividend for prior years		**21**		56
Dividend for the year		**47,042**		37,634
		1,426,201		1,235,811

Profit and Loss Account of Heineken Holding N.V.

in thousands of euros

	2001	2000
Result on participating interest in Heineken N.V.	**383,538**	310,531
Profit*	**383,538**	310,531

* The addition to the statutory reserve (2001 €305,134; 2000 €247,808) has been deducted from the profit.

Notes to the Balance Sheet as at 31 December 2001 and the Profit and Loss Account for 2001 of Heineken Holding N.V.

General

The amounts disclosed in the notes are in thousands of euros unless otherwise indicated.

Valuation principles

The assets and liabilities are stated at face value unless otherwise indicated.

Principles for the determination of results

The result on the participating interest in Heineken N.V. corresponds to the company's share in the profit of Heineken N.V. for the year.

Participating interest in Heineken N.V.

The nominal value of the participating interest in Heineken N.V., Amsterdam, as at 31 December 2001 amounted to €392 million, corresponding to 50.005% of the issued share capital of Heineken N.V.

Valuation of the participating interest in Heineken N.V., as in preceding years, has been based on 50.005% of the shareholders' equity published by Heineken N.V. in its financial statements. The carrying amount as at 31 December 2001 according to the amount of shareholders' equity disclosed in the consolidated financial statements of Heineken N.V. as at the same date is therefore

50.005% of €2,758 million	1,379,138
In the opening balance sheet for 2001, the figure was 50.005% of €2,396 million	1,198,120
Appreciation during the year	181,018
This appreciation is made up of the following items:	
50.005% of the net profit of Heineken N.V. for 2001 of €767 million	383,538
Less: The total dividend receivable by the company for the year	78,404
Appreciation due to profit retained by Heineken N.V. for 2001	305,134
Less: Share of the net negative movements in the general reserve of Heineken N.V.	124,116
Net appreciation	181,018

The market capitalization of the participating interest in Heineken N.V. as at 31 December 2001, with a nominal value of €392 million, amounted to €8.3 billion (31 December 2000: €10.1 billion).

Receivables

This item relates to the final dividend receivable from Heineken N.V. for 2001, amounting to €47.0 million.

Cash

This item relates to the balance on current accounts with banks as at balance sheet date together with the balance on a deposit account relating to the priority shares.

Issued capital

The authorized share capital amounts to €1.5 billion.
The issued share capital amounts to €392 million.

There are 193,384,478 A-shares of €2 nominal value, 2,625,000 B-shares of €2 nominal value and 250 priority shares of €2 nominal value in issue.

Statutory reserve

This reserve relates to the share in the profits achieved by Heineken N.V. less the dividends distributed by Heineken N.V. and the share in goodwill paid by Heineken N.V. in respect of participating interests acquired by that company.

The movements in 2001 were as follows:

Balance as at 1 January 2001	422,213
Add: The difference between the share in the profit of Heineken N.V. for 2001 and the total amount of dividend receivable for that year	305,134
Less: The share in the movements reported directly in the general reserve of Heineken N.V. relating to goodwill in respect of participating interests acquired in 2001	160,121
Redenomination of shares	36,238
Balance as at 31 December 2001	530,988

General reserve

The movements in 2001 were as follows:

Balance as at 1 January 2001	420,127
Add: The share in the movements reported directly in the general reserve of Heineken N.V. relating to revaluations in 2001	36,003
Balance as at 31 December 2001	456,130

Dividend for prior years

This item is made up of the balance of uncalled cash dividends and the available balance in respect of stock dividend payable in cash.

Dividend for the year

This relates to the final dividend payable, the as yet uncalled interim dividend for 2001 and the dividend on the priority shares.

Result on participating interest in Heineken N.V.

Included here is the share in the net profit of Heineken N.V. for 2001, being 50.005% of €767 million.

Consolidated Balance Sheet

after proposed appropriation of profit
in millions of euros

	31 December 2001		31 December 2000	
Assets				
Fixed assets				
Intangible fixed assets	**13**		–	
Tangible fixed assets	**3,614**		3,276	
Financial fixed assets	**531**		615	
		4,158		3,891
Current assets				
Stocks	**692**		550	
Receivables	**1,192**		1,024	
Securities	**29**		23	
Cash	**1,146**		801	
		3,059		2,398
		7,217		6,289
Equity and liabilities				
Group equity				
Shareholders' equity	**1,379**		1,198	
Minority interests in Heineken N.V.	**1,379**		1,198	
Minority interests in other group companies	**381**		124	
		3,139		2,520
Investment facilities equalization account		**22**		26
Provisions		**1,024**		976
Liabilities				
Long-term borrowings	**797**		875	
Current liabilities	**2,235**		1,892	
		3,032		2,767
		7,217		6,289

Consolidated Profit and Loss Account

in millions of euros

		2001		2000
Net turnover		**9,163**		8,107
Raw materials, consumables and services	**4,919**		4,324	
Excise duties	**1,226**		1,093	
Staff costs	**1,417**		1,301	
Amortization/depreciation and value adjustments	**476**		468	
Total operating expenses		**8,038**		7,186
Operating profit		**1,125**		921
Results of non-consolidated participating interests	**45**		59	
Interest	**– 71**		– 66	
		– 26		– 7
Profit before tax		**1,099**		914
Taxation		**– 327**		– 277
Group profit after tax		**772**		637
Minority interests in the results of group companies of Heineken N.V.		**– 57**		– 16
Net profit on ordinary activities of Heineken N.V.		**715**		621
Extraordinary result after tax		**52**		–
Net profit of Heineken N.V.		**767**		621
Minority interests in the profit of Heineken N.V.		**– 383**		– 310
Net profit		**384**		311

Consolidated Cash Flow Statement

in millions of euros

	2001		2000	
Cash flow from operating activities				
Operating profit	**1,125**		921	
Results of non-consolidated participating interests	**45**		59	
Amortization/depreciation and value adjustments	**476**		468	
Movements in provisions	**– 32**		– 26	
Movements in working capital	**– 42**		– 29	
Cash flow from operations		**1,572**		1,393
Interest paid and received		**– 74**		– 67
Taxation paid on profits		**– 333**		– 291
Cash flow from operating activities		**1,165**		1,035
Dividends paid		**– 168**		– 160
Cash flow from operating activities less dividends paid		**997**		875
Cash flow from investing activities				
Intangible fixed assets	**– 17**		–	
Tangible fixed assets	**– 579**		– 418	
Consolidated participating interests	**– 148**		– 939	
Non-consolidated participating interests	**– 74**		– 107	
Extraordinary result on participating interests disposed of	**52**		–	
Other financial fixed assets	**– 18**		– 39	
		– 784		– 1,503
Cash flow from financing activities				
Long-term borrowings	**86**		480	
Repayment of long-term borrowings	**– 182**		– 187	
Share issue by group companies	**57**		41	
Investment facilities	**1**		1	
		– 38		335
Net cash flow		**175**		–293
Other cash movements				
Changes in the consolidation		**99**		– 74
Foreign exchange differences		**– 14**		– 6
Movement in net cash		**260**		– 373
The net cash position is made up of				
Cash		**1,146**		801
Securities		**29**		23
Bank overdrafts		**– 297**		– 206
Position as at 31 December		**878**		618

Notes to the Consolidated Balance Sheet, Profit and Loss Account and Cash Flow Statement for 2001

General

The amounts disclosed in the notes are in thousands of euros unless otherwise indicated.

The financial statements and the annual report have been prepared in accordance with the provisions of Part 9, Book 2, of the Netherlands Civil Code.

There were a number of changes in the consolidation during the year, the following being the more significant of these with regard to the financial statements.

Nigerian Breweries, in Nigeria, in which the interest has been increased to 54.2%, has been fully consolidated with effect from 1 January 2001. In 2000, the then 43.3% interest in Nigerian Breweries was included at net asset value. Owing to the increase in the interest in Affligem Brouwerij BDS, in Belgium, to 95.7%, this participating interest has likewise been fully consolidated with effect from 1 January 2001. A number of beverage wholesalers have also been included in the consolidation.

Several non-core activities of the DB Group, in New Zealand, including Corban Wines, have been sold off. In Papua New Guinea, the non-alcoholic beverages activities of SP Holdings were also disposed of.

The 49.9% participating interest in BrauHolding International, in Germany, a joint venture between Heineken N.V. and Bayerische BrauHolding AG, was carried at net asset value in the balance sheet as at 31 December 2001. With effect from 1 January 2002, the joint venture will be proportionally consolidated, with Heineken N.V. sharing in the results as from that date.

These changes had the effect of increasing net turnover by €456 million and resulted in a charge against group equity of €320 million in respect of goodwill.

Consolidation

Heineken Holding N.V., Heineken N.V. and the subsidiaries with which it forms a group are fully consolidated in the consolidated balance sheet and profit and loss account, with minority interests in group equity and group profits shown separately, analysed into Heineken N.V. and other group companies.

Proportional consolidation is applied in the case of companies in which the Heineken group has a direct interest and exercises a controlling influence on management decisions in partnership with other shareholders and whose activities are closely related to those of the Heineken group.

In the analyses of movements in various assets and liabilities, disclosures of 'Changes in the consolidation' relate to increases or decreases in the group's interests in consolidated companies.

Foreign currency

Hedging transactions to limit exchange risks are entered into only in respect of actual amounts receivable and payable and highly probable future cash flows in foreign currencies. The instruments used are forward contracts and options. Before such contracts are entered into, inward and outward cash flows in a particular currency are netted off at group level as far as possible. Where foreign currency balance sheet positions have been hedged, they are translated at the exchange rate of the hedge.

Recognition of results arising from hedging operations relating to future foreign currency cash flows is deferred until the relevant cash flows are accounted for. Other foreign currency transactions are recognized in the profit and loss account at spot rates unless forward contracts have been entered into in connection with these transactions, in which case the forward rates are applied.

The financial statements of non-eurozone companies are translated into euros. Assets and liabilities are translated at exchange rates on the balance sheet date. Profit and loss account items are translated at the average monthly exchange rates. The difference between the net profit based on average exchange rates and the net profit based on the exchange rates as at balance sheet date is accounted for in the revaluation reserve. The profit and loss accounts of companies in hyperinflation countries are translated at exchange rates prevailing on the balance sheet date.

The translation into euros of the opening balance of the shareholders' equity of the non-eurozone consolidated companies plus intra-group loans granted to these companies gives rise to translation differences. These differences are treated as revaluations and are credited or debited directly to group equity, with due allowance for taxation. Other differences due to exchange rate movements are accounted for directly in the profit and loss account.

Valuation of assets and liabilities

Intangible fixed assets

Goodwill, the difference between the price paid for participating interests and their valuation according to Heineken accounting policies, is charged to shareholders' equity where the group exercises at least a significant influence on management decisions.

In the case of acquisition of beverage wholesalers, the purchase price is almost entirely determined by the customer base and this element, being an intangible asset, is not capitalized, so that a large part of the purchase price in

fact constitutes goodwill. When the relevant statutory regulations are changed, goodwill will be capitalized and amortized over the expected economic life of the assets concerned.
Other intangible fixed assets are capitalized and amortized by the straight-line method over three years. If the net realizable value of intangible fixed assets is less than the carrying amount, a diminution in value is applied.
Costs of internally developed brands, patents and licences and research and development are expensed.
Brands, patents and licences purchased with acquisitions are treated as part of the goodwill paid.

Tangible fixed assets

Except for land, which is not depreciated, tangible fixed assets are stated at replacement cost less accumulated depreciation. The following average useful life is used for depreciation purposes:

Buildings	30 - 40 years
Plant and equipment	10 - 30 years
Other fixed assets	5 - 10 years

The replacement cost is based on appraisals by internal and external experts, taking into account technical and economic developments and supported by the experience gained in the construction of breweries throughout the world.
Projects under construction are included at cost.

Financial fixed assets

Non-consolidated participating interests where the group has a significant influence are stated at the Heineken share of the net asset value, which is arrived at as far as possible on the basis of the Heineken accounting policies. Other non-consolidated participating interests are stated at cost less any necessary provisions.
Loans to non-consolidated companies and other financial fixed assets are carried at face value, less provisions for credit risks.

Exceptional diminutions in value

Regular appraisals are made to ascertain whether intangible and tangible fixed assets have undergone an exceptional diminution in value. If there are indications that this is the case, the net realizable value of the assets concerned is determined. If the net realizable value is less than the book value of an asset, the difference is deducted from the carrying amount as an exceptional diminution in value and charged to the profit and loss account.

Current assets

Stocks bought in from third parties are stated at replacement cost, arrived at on the basis of prices from current purchase contracts and latest prices as at balance sheet date.
Finished products and work in progress are stated at manufactured cost based on replacement cost and taking into account the production stage reached.
Stocks of spare parts are depreciated on a straight-line basis to take account of obsolescence.
If the recoverable amount or net realizable value of stocks is less than their replacement cost, provisions are made in respect of the difference.
Advance payments on stocks are included at face value.
Receivables are carried at face value less a provision for credit risks and less the amount of deposits on returnable packaging.
Securities are carried at the lower of historical cost and quoted price, or estimated market value in the case of unlisted securities.
Cash is included at face value.

Revaluations

Differences in carrying amounts due to revaluations are credited or debited to group equity, less an amount in respect of deferred tax liabilities where applicable.

Investment facilities equalization account

The purpose of the investment facilities equalization account is to apportion amounts received under investment grant schemes in certain countries over the estimated useful lives of the assets concerned.

Provisions

The provision for deferred tax liabilities is formed in respect of timing differences between the balance sheet for reporting purposes and the recognition of assets and liabilities for tax purposes as well as taxation on profit distributions borne by the group. The liabilities are calculated at the standard tax rates on balance sheet date and are stated at face value. Deferred tax assets are netted off against deferred tax liabilities of the same kind over matching periods. A net deferred tax asset is not recognized unless future realization is reasonably certain.
The provision for pension liabilities is calculated at net present value according to actuarial principles based on current pay levels.
Full provision is made for pension liabilities in respect of

accrued benefit rights. 'Back-service' liabilities resulting from improvements in remuneration packages and pension plans are added to the provision for pension liabilities and charged directly to the result.
The provision for other staff schemes is calculated at the net present value of the benefit commitments in connection with early retirement, relocation, redundancy and disablement schemes. Where applicable the expected degree of employee participation in the schemes concerned is taken into account.

Liabilities
Long-term borrowings and current liabilities are stated at face value.

Determination of results
Income and expenses are accounted for in the profit and loss account at the time of supply of the relevant goods or services.
Net turnover means the proceeds from sales of products and services supplied to third parties, net of sales taxes and customer discounts.
Raw materials and consumables are stated at replacement cost in the profit and loss account.
Excise duties are stated at the actual amounts payable.
The amount of the depreciation charges based on replacement cost is calculated on a straight-line basis according to the estimated useful lives of the assets concerned, reduced by amounts released from the investment facilities equalization account.
The results of non-consolidated participating interests consist of dividends received during the year from companies carried at cost and Heineken's share of the net profits of companies carried at net asset value. The share of the results of companies carried at net asset value is calculated as far as possible in accordance with group accounting policies for the determination of results, taking account of taxation and minority interests.
Interest expenses are allocated to the periods to which they relate.
Results arising from operations involving interest rate hedging instruments are also accounted for as interest. Such instruments are used to hedge the risk of a reduction in interest income on surplus funds temporarily invested in bank deposits due to falling interest rates and higher interest charges on interest-bearing liabilities due to interest rate rises. Interest rate hedging instruments are not used without a corresponding underlying position.
Taxation on profits is calculated on the profit shown in the financial statements by applying the standard tax rates, taking into account tax payable by the group on profit distributions by participating interests and applicable tax facilities. Differences between the amount thus calculated and tax actually payable for the year are accounted for in the provision for deferred tax liabilities.

Intangible fixed assets
With effect from 1 January 2001, investments in intangible fixed assets satisfying certain criteria laid down in the Guidelines for Annual Reporting in the Netherlands have been capitalized. Prior to 2001, such investments were expensed.

In 2001, an amount of €17 million was capitalized and an amount of €4 million was amortized in respect of intangible fixed assets.
This change in the accounting policies would have had no material effect on the balance sheet and profit and loss account for 2000.

Tangible fixed assets	Total	Land and buildings	Plant and equipment	Other fixed assets	Projects under construction
Position as at 1 January 2001	3,276	1,135	1,444	577	120
Changes in the consolidation	136	24	52	47	13
Investments less disposals	579	– 28	96	196	315
Completed projects	–	40	109	60	– 209
Revaluations	94	12	65	15	2
Depreciation and value adjustments	– 471	– 48	– 244	– 179	–
Position as at 31 December 2001	3,614	1,135	1,522	716	241
This book value is made up as follows:					
Replacement cost	9,017	2,485	4,489	1,802	241
Accumulated depreciation	– 5,403	– 1,350	– 2,967	– 1,086	–
	3,614	1,135	1,522	716	241
The aggregate amount of revaluations included in the book value as at 31 December 2001 is:	528	228	254	46	–

'Other fixed assets' includes vehicles, office equipment and returnable packaging.
'Projects under construction' also includes advance payments on tangible fixed assets on order.

Financial fixed assets	Total	Non-consolidated participating interests		Other financial
		Shares	*Loans*	fixed assets
Position as at 1 January 2001	615	275	4	336
Changes in the consolidation	– 121	– 110	–	– 11
Additions/loans granted	253	107	–	146
Disposals/loan repayments	– 213	– 85	– 3	– 125
Revaluations	5	3	–	2
Goodwill	– 60	– 60	–	–
Other value adjustments	– 8	– 8	–	–
Share in net profit	17	17	–	–
Dividends received	– 9	– 9	–	–
Extraordinary result	52	52	–	–
Position as at 31 December 2001	531	182	1	348

'Other financial fixed assets' includes €270 million in respect of loans to customers. The corresponding figure in 2000 was €262 million.

		2001		2000
Stocks				
Raw materials	**118**		85	
Work in progress	**46**		51	
Finished products	**167**		139	
Goods for resale	**110**		95	
Non-returnable packaging	**65**		58	
Other stocks	**138**		105	
Advance payments on stocks	**48**		17	
		692		550
Receivables				
Amounts falling due within one year:				
Trade debtors	**1,070**		963	
Packaging deposits	**– 256**		– 245	
		814		718
Non-consolidated participating interests		**57**		42
Other amounts receivable		**171**		140
Prepayments and accrued income		**150**		124
		1,192		1,024

		2001		2000
Securities				
Listed securities	**16**		7	
Unlisted securities	**13**		16	
		29		23
Cash				
Cash in hand and at bank	**362**		260	
Short-term cash deposits	**784**		541	
		1,146		801

Total cash not freely disposable amounts to €161 million, mainly relating to letters of credit.

		2001		2000
Shareholders' equity				
Position as at 1 January	**1,198**		1,309	
Revaluation	**36**		30	
Goodwill	**– 160**		– 389	
Net profit for the year	**384**		311	
Dividend for the year	**– 79**		– 63	
Position as at 31 December		**1,379**		1,198

For an analysis of shareholders' equity, reference is made to the balance sheet of Heineken Holding N.V. as at 31 December 2001.

		2001		2000
Minority interests in Heineken N.V.				
Position as at 1 January	**1,198**		1,309	
Revaluations	**36**		30	
Goodwill	**– 160**		– 389	
Net profit for the year	**383**		310	
Dividend for the year	**– 78**		– 62	
Position as at 31 December		**1,379**		1,198

		2001		2000
Minority interests in other group companies				
Position as at 1 January	**124**		248	
Changes in the consolidation	**156**		– 172	
Revaluations	**5**		11	
Minority interests in group profit	**57**		16	
Dividend payable to minority shareholders	**– 20**		– 20	
Share issue	**59**		41	
Position as at 31 December		**381**		124

		2001		2000
Investment facilities equalization account				
Position as at 1 January	**26**		31	
Changes in the consolidation	**1**		–	
Grants received	**1**		1	
Released to operating profit	**– 6**		– 6	
Position as at 31 December		**22**		26

Provisions	Deferred tax liabilities	Pension liabilities	Other staff schemes	Other provisions	Total
The movements were:					
Position as at 1 January 2001	312	100	406	158	976
Changes in the consolidation	25	17	12	7	61
Revaluations/foreign exchange differences	2	–	1	–	3
Added/released	36	6	33	– 15	60
Charged	–	– 6	– 35	– 15	– 56
Other movements	– 18	– 5	5	– 2	– 20
Position as at 31 December 2001	357	112	422	133	1,024

The provision for pension liabilities relates to pensions and annuities which have not been insured with third parties. The average rate of interest used in calculating the net present value of the provision for pension liabilities, based on current applicable interest rates in the countries concerned, is 4% (2000: 4%).
The provision for other staff schemes relates to several early retirement and reorganization schemes. Additions due to planned and announced restructuring programmes are charged to the profit and loss account, with the exception of restructuring programmes relating to recently acquired companies. The latter are taken into account in the calculation of goodwill.
The other provisions mainly comprise provisions formed for receivables from participating interests, for contracts of surety ship provided and for current lawsuits.
€933 million of the provisions (2000: €866 million) has a term in excess of one year.

	2001		2000	
Long-term borrowings	Total	More than 5 years	Total	More than 5 years
Amounts falling due after more than one year relate to:				
Loans from credit institutions, in EUR, average effective interest rate 5.2%, repayable in 2 instalments in 2006 and 2008	**264**	**150**	227	227
Loans from credit institutions, in PLN, average effective interest rate 15.8% (2000: 20.3%)	**61**	**–**	144	–
Loans from credit institutions, in EUR, average effective interest rate 5.0%	**16**	**–**	46	35
Loans from credit institutions, in EUR, average effective interest rate 5.0%	**278**	**278**	278	278
Private loan, in EUR, interest rate 5.8%	**68**	**68**	68	68
Other private loans, in EUR, average interest rate 5.45% (2000: 8.3%)	**72**	**16**	76	35
Other loans, interest-free	**38**	**21**	36	9
	797	**533**	875	652

Security in the form of mortgages totalling €113 million (2000: €127 million) has been provided in respect of the 'Other private loans'.

	2001		2000	
Current liabilities				
Amounts falling due within one year relate to:				
Repayment commitments on long-term borrowings in 2002	**32**		26	
Bank overdrafts	**297**		206	
Suppliers	**620**		529	
Taxation and social security contributions	**335**		288	
Dividend	**107**		78	
Short-term deposits	**241**		196	
Amounts owed to non-consolidated participating interests	**3**		6	
Other creditors	**242**		196	
Accruals and deferred income	**358**		367	
		2,235		1,892

Tangible fixed assets totalling €205 million (2000: €234 million) have been pledged to the authorities in a number of countries as security for the payment of taxation, particularly excise duties and import duties.

	2001	2000
Off-balance-sheet commitments		
Tenancy and operating leases	**56**	52
Capital expenditure commitments, unless already included in tangible fixed assets	**84**	68
Long-term raw materials purchase contracts	**186**	32
Declarations of joint and several liability	**286**	261
Other off-balance-sheet commitments	**12**	14
Financial instruments		
Contract value as at 31 December		
Currency hedging instruments in US dollars	**1,321**	1,061
Currency hedging instruments in other currencies	**206**	246
Interest-hedging instruments	**925**	945

Financial instruments are used in the normal course of business to hedge the effects on results of fluctuations in exchange rates and interest rates.
The most important foreign currency inflow is denominated in US dollars and is generated by export activities. The expected net cash flow in US dollars, which amounts to around US$ 760 million per annum, is hedged well in advance by means of a combination of forward contracts and options. This policy reduces the volatility of export sales proceeds and results due to short-term fluctuations in the value of the US dollar against the euro and delays the impact of long-term fluctuations on results.
As far as possible, temporary cash surpluses are held centrally and invested in bank deposits in euros with maximum terms of one year. Approximately 60% of the risk of a reduction in interest income on these deposits due to a fall in the interest rate or an increase in interest charges due to a rise in the interest rate on interest-bearing liabilities is hedged with interest rate instruments.
These interest-hedging instruments include interest rate swaps, forward rate agreements, caps and floors.
Currency and interest rate risk management is governed by a stringently defined policy and strict rules. Only a limited number of counterparties are used, all with excellent credit ratings. The activities are closely monitored, independently of implementation.

Notes to the Consolidated Profit and Loss Account

Information by geographical area
As just one product group, namely beer, accounts for more than 80% of the group's net turnover, the financial information is segmented by geographical area only. The remaining 20% relates to various activities that are reported separately and not on a segmented basis.

The following four regions are distinguished: Europe, Western Hemisphere, Africa/Middle East and Asia/Pacific. Since nearly all export production facilities are located in Europe, the results of these activities are reported under Europe. The results and assets, analysed by region, are presented below.

Results	Europe (incl. exports)		Western Hemisphere		Africa/Middle East		Asia/Pacific		Eliminations		Consolidated	
	2001	2000	**2001**	2000	**2001**	2000	**2001**	2000	**2001**	2000	**2001**	2000
Net turnover												
Third-party sales proceeds	**6,654**	6,139	**1,176**	987	**747**	363	**465**	497	**–**	–	**9,042**	7,986
Interregional sales proceeds	**1,127**	1,009	**–**	–	**–**	–	**–**	–	**– 1,127**	– 1,009	**–**	–
Total sales proceeds	**7,781**	7,148	**1,176**	987	**747**	363	**465**	497	**– 1,127**	– 1,009	**9,042**	7,986
Proceeds from services	**126**	124	**–**	–	**29**	29	**7**	7	**– 41**	– 39	**121**	121
Net turnover	**7,907**	7,272	**1,176**	987	**776**	392	**472**	504	**– 1,168**	– 1,048	**9,163**	8,107
Operating profit	**881**	799	**55**	46	**129**	36	**60**	40	**–**	–	**1,125**	921
Results of non-consolidated participating interests	**6**	7	**20**	21	**5**	25	**14**	6	**–**	–	**45**	59
Interest											**– 71**	– 66
Taxation											**– 327**	– 277
Minority interests in the results of group companies of Heineken N.V.											**– 57**	– 16
Net profit from ordinary activities of Heineken N.V.											**715**	621
Extraordinary result after tax											**52**	–
Minority interests in the profit of Heineken N.V.											**– 383**	– 310
Net profit											**384**	311

Balance sheet	Europe (incl. export)		Western Hemisphere		Africa/Middle East		Asia/Pacific		Consolidated	
	2001	2000	**2001**	2000	**2001**	2000	**2001**	2000	**2001**	2000
Operating assets	**4,749**	4,656	**308**	266	**768**	213	**397**	315	**6,222**	5,450
Non-consolidated participating interests	**53**	29	**87**	61	**23**	167	**20**	18	**183**	275
Total assets	**4,802**	4,685	**395**	327	**791**	380	**417**	333	**6,405**	5,725
Invested cash									**812**	564
Total assets as per balance sheet									**7,217**	6,289
Total provisions and liabilities	**3,229**	3,188	**236**	186	**469**	223	**144**	172	**4,078**	3,769
Total liabilities as per balance sheet									**4,078**	3,769
Group equity									**3,139**	2,520
Investments in intangible fixed assets	**17**	–	**–**	–	**–**	–	**–**	–	**17**	–
Investments in tangible fixed assets	**443**	378	**17**	9	**103**	11	**16**	20	**579**	418
Amortization of intangible fixed assets	**4**	–	**–**	–	**–**	–	**–**	–	**4**	–
Depreciation of and value adjustments to tangible fixed assets	**410**	391	**10**	8	**35**	19	**17**	27	**472**	445

		2001		2000
Raw materials, consumables and services				
Raw materials	**507**		439	
Packaging	**873**		799	
Goods for resale	**978**		856	
Marketing and selling expenses	**1,281**		1,107	
Transport costs	**357**		302	
Energy and water	**138**		127	
Repair and maintenance	**161**		140	
Other expenses	**624**		554	
		4,919		4,324

The movement in work in progress and finished products (increase of €32 million, excluding revaluations and changes in the consolidation) is included in the appropriate component of production costs, i.e. raw materials, packaging materials, excise duties and, with regard to the fixed cost element of stocks, other expenses.

	2001	2000
Excise duties		
Excise duties payable less refunds	**1,226**	1,093

		2001		2000
Staff costs				
Salaries and wages	**994**		901	
Pension costs	**41**		37	
Other social security costs	**207**		197	
Other staff costs	**187**		173	
		1,429		1,308
Staff costs capitalized in connection with production of tangible fixed assets for use by the group		**– 12**		– 7
		1,417		1,301

'Other staff costs' includes amounts added to and released from 'Provisions for other staff schemes' in respect of reorganizations.

Number of employees

The average number of employees was:

		2001		2000
Fully consolidated participating interests:				
Netherlands	**5,620**		5,585	
Rest of Europe	**20,646**		20,302	
Western Hemisphere	**839**		860	
Africa/Middle East	**6,700**		4,852	
Asia/Pacific	**1,308**		1,176	
		35,113		32,775
Proportionally consolidated participating interests:				
Rest of Europe	**947**		955	
Africa/Middle East	**537**		546	
Asia/Pacific	**3,428**		3,581	
		4,912		5,082
Total		**40,025**		37,857

		2001		2000
Amortization/depreciation and value adjustments				
Depreciation of tangible fixed assets	**450**		414	
Other value adjustments to tangible fixed assets	**21**		31	
Amortization of intangible fixed assets	**4**		–	
		475		445
Released from investment facilities equalization account		**– 6**		– 6
Value adjustments to other assets		**7**		29
		476		468

Other value adjustments to tangible fixed assets relate mainly to reduced book values of production assets in various African operating companies.

		2001		2000
Results of non-consolidated participating interests				
Share in net result on participating interests carried at net asset value	**17**		32	
Dividends received from participating interests carried at cost	**28**		27	
		45		59

Interest				
Interest paid	**– 118**		– 109	
Interest received on cash deposits etc.	**47**		43	
		– 71		– 66

Taxation

The taxation amounts to 31.0% (2000: 32.4%) of the profit before tax, excluding the results of non-consolidated participating interests. The lower tax burden is mainly accounted for by the utilization of tax losses carried forward in Spain and release of taxation provisions formed in the past.

Taxation		**– 327**		–277
The main components of the taxation charge are:				
Profit before taxation excluding the results of non-consolidated participating interests		**1,054**		855
Taxation charge at the statutory tax rate in the Netherlands	**35.0%**	**369**	35.0%	299
Effect of tax rates outside the Netherlands	**– 0.5%**	**– 5**	0.9%	8
Non-allowable expenses	**1.6%**	**17**	2.0%	17
Utilization of tax losses carried forward	**– 2.6%**	**– 28**	– 3.2 %	– 27
Tax losses not recognized	**1.4%**	**15**	2.9%	24
Under/overprovided in prior years	**– 0.9%**	**– 9**	– 1.8%	– 15
Tax incentives and other differences	**– 3.0%**	**– 32**	– 3.4%	– 29
Effective tax burden	**31.0%**	**327**	32.4%	277

		2001
Tax losses		
As at 31 December 2001, the group had tax losses totalling €238 million, of which €21 million can be carried forward indefinitely.		
The remaining €217 million expires as follows:		
2002	**21**	
2003	**31**	
2004	**61**	
2005	**71**	
2006	**33**	
		217

An amount of €30 million representing relief on the above tax losses has been recognized as a deferred tax asset and included in 'Financial fixed assets'.

	2001	2000
Extraordinary result after tax	**52**	–

The extraordinary result after tax relates to the book profit of €35.5 million on the disposal of the 2% interest in the Spanish hotel group NH Hoteles SA and an exceptional cash dividend of €16.3 million distributed by Whitbread Plc following the disposal of its Pubs & Bars division.

The consolidated cash flow statement has been drawn up using the indirect method. The various consolidated balance sheet and profit and loss account items have been adjusted for changes which have no effect on the income and expenditure during the year.
Working capital comprises stocks, receivables and current liabilities (excluding bank overdrafts and repayment commitments on long-term borrowings in 2002).
The cash flow from investing activities relates to the net amount of investments and disposals.
The net cash position consists of cash in hand and at bank, securities and bank overdrafts.

	Provisions	Long-term borrowings	Repayment commitments
Position as at 1 January 2001	976	875	26
Revaluations/foreign exchange differences	1	15	–
Changes in the consolidation	61	2	7
Other non-cash-flow movements	18	– 181	181
Cash flow statement	– 32	86	– 182
Position as at 31 December 2001	1,024	797	32

Working capital

Position as at 1 January 2001	– 85
Movements in balance sheet items in connection with dividends, interest and taxation	– 37
Changes in the consolidaton	55
Other non-cash-flow movements	3
Cash flow statement	42
Position as at 31 December 2001	– 22

○ # Participating Interests

of significance for the true and fair view required by law

A declaration of joint and several liability pursuant to the provisions of Section 403, Part 9, Book 2, of the Netherlands Civil Code has been issued by Heineken N.V. with respect to the legal entities established in the Netherlands, marked with a ◦ below.

Fully consolidated participating interests

		Participating interest in %
Heineken N.V.	Amsterdam	50.005
◦ Heineken Nederlands Beheer B.V.	Amsterdam	100.0
◦ Heineken Brouwerijen B.V.	Amsterdam	100.0
◦ Heineken Nederland B.V.	Amsterdam	100.0
◦ Heineken International B.V.	Amsterdam	100.0
◦ Heineken Technical Services B.V.	Amsterdam	100.0
◦ Amstel Brouwerij B.V.	Amsterdam	100.0
◦ Amstel Internationaal B.V.	Amsterdam	100.0
◦ Vrumona B.V.	Bunnik	100.0
◦ Invebra Holland B.V.	Amsterdam	100.0
◦ Brouwerij de Ridder B.V.	Maastricht	100.0
◦ B.V. Beleggingsmaatschappij Limba	Amsterdam	100.0
◦ Brand Bierbrouwerij B.V.	Wijlre	100.0
◦ Beheer- en Exploitatiemaatschappij Brand B.V.	Wijlre	100.0
Sogebra S.A.	Paris (France)	100.0
Heineken España S.A.	Seville (Spain)	97.2
Heineken Italia S.p.A.	Pollein (Italy)	100.0
Athenian Brewery S.A.	Athens (Greece)	98.8
Grupa Żywiec S.A.	Żywiec (Poland)	61.8
Heineken Ireland Ltd.*	Cork (Ireland)	100.0
Amstel Brewery Hungary Inc.	Komárom (Hungary)	100.0
Heineken Slovensko A.S.	Nitra (Slovakia)	87.7
Heineken Switzerland A.G.	Chur (Switzerland)	100.0
Mouterij Albert N.V.	Ruisbroek (Belgium)	100.0
Ibecor S.A.	Brussels (Belgium)	100.0
Affligem Brouwerij BDS N.V.	Opwijk (Belgium)	95.7
Heineken USA Inc.	White Plains (United States)	100.0
Antilliaanse Brouwerij N.V.	Willemstad (Netherlands Antilles)	56.3
Commonwealth Brewery Ltd.	Nassau (Bahamas)	53.2
Windward & Leeward Brewery Ltd.	Vieux Fort (St. Lucia)	73.9
Nigerian Breweries Plc.	Lagos (Nigeria)	54.2
Brasseries, Limonaderies et Malteries 'Bralima' S.A.R.L.	Kinshasa (D.R. Congo)	94.3
Brasseries et Limonaderies du Rwanda 'Bralirwa' S.A.	Kigali (Rwanda)	70.0
Brasseries et Limonaderies du Burundi 'Brarudi' S.A.	Bujumbura (Burundi)	59.3
Brasseries de Bourbon S.A.	St. Denis (Réunion)	85.4
Ghana Breweries Ltd.	Kumasi (Ghana)	75.6
Brasseries du Logone S.A.	Moundou (Chad)	100.0
P.T. Multi Bintang Indonesia Tbk.	Jakarta (Indonesia)	84.5

* In accordance with the provisions of Section 17 of the Republic of Ireland Companies (Amendment) Act 1986, Heineken N.V. has given irrevocable guarantees for the financial year from 1 January 2001 to 31 December 2001 in respect of the liabilities, as referred to in Section 5(c) of that Act, of the subsidiary companies Heineken Ireland Limited and Heineken Ireland Sales Limited.

Proportionally consolidated participating interests

The companies listed below are proportionally consolidated because control of these companies is exercised jointly and directly by virtue of an agreement with the other shareholders.

		Participating interest in %
Zagorka Brewery A.D.	Stara Zagora (Bulgaria)	48.6
Ariana Brewery A.D.	Sofia (Bulgaria)	43.6
Pivara Skopje A.D.	Skopje (Macedonia)	25.5
Brasseries du Congo S.A.	Brazzaville (Congo)	50.0
Asia Pacific Breweries (Singapore) Pte. Ltd.	Singapore	42.5
Shanghai Asia Pacific Co. Ltd.	Shanghai (China)	44.9
Hainan Asia Pacific Brewery Ltd.	Haikou (China)	42.5
SP Holdings Ltd.	Port Moresby (Papua New Guinea)	32.1
Vietnam Brewery Ltd.	Ho Chi Minh City (Vietnam)	25.5
Cambodia Brewery Ltd.	Phnom Penh (Cambodia)	34.0
DB Group Ltd.	Auckland (New Zealand)	32.7

Non-consolidated participating interests carried at net asset value

Guinness Anchor Berhad	Petaling Jaya (Malaysia)	10.8
Thai Asia Pacific Brewery Co. Ltd.	Bangkok (Thailand)	14.9
BrauHolding International AG	Munich (Germany)	49.9

Other non-consolidated participating interests carried at cost

Quilmes International (Bermuda) Ltd.	Hamilton (Bermuda)	15.0
Cervejarias Kaiser S.A.	Rio de Janeiro (Brazil)	14.2

Amsterdam, 26 February 2002
Management Board

M. Das
D.P. Hoyer
C.L. de Carvalho-Heineken
J.M. de Jong

Rights of holders of priority shares

The priority shares in issue with a nominal value of €500, which comprise 250 shares of €2 nominal value, are held by

Stichting Administratiekantoor Priores	125 shares
The members of the board of this foundation are	
C.L. de Carvalho-Heineken, chairman	
M. Das	
R.H. Meppelink	
H.A. Oosters	
Stichting Beheer Prioriteitsaandelen Heineken Holding N.V.	125 shares
The members of the board of this foundation are	
J.C. Posch, chairman	
W. de Ruiter	

The company and the boardmembers of the above foundations hereby declare that, in their jointly considered opinion, the provisions of Annex X of the Listing and Issuing Rules of Euronext Amsterdam have been complied with.

For the rights conferred by the priority shares, reference is made to Articles 4 (para. 8), 7 (para. 2), 8 (para. 5), 9 (para. 1), 12 (para. 1), 15 (para. 1) and 16 (para. 3) of the company's Articles of Association.

Provisions of the Articles of Association concerning appropriation of profit

The relevant provisions of the Articles of Association concerning appropriation of profit read as follows:

Article 12, para. 1: Out of the profit as shown by the profit and loss account adopted by the general meeting of shareholders, after any compulsory additions to the reserves to be held by law have been deducted from this profit, the holders of A-shares and then the holders of B-shares shall first receive the same dividend as is paid out by Heineken N.V. for the year concerned, having due regard to the provisions of para. 5. From what remains after the distribution to holders of A- and B-shares, the holders of priority shares shall receive a four per cent dividend, and the remainder shall be at the disposal of the meeting of holders of B-shares, which may appropriate the profit due to holders of B-shares for distribution to holders of B-shares or to form a dividend reserve, provided such distribution is made in cash. This dividend reserve shall be at the disposal of the meeting of holders of B-shares.
Article 12, para. 5: Profit distributions may only be made if the shareholders' equity of the company exceeds the amount of the paid-up and called capital plus the reserves to be maintained by law.

Remuneration of the Management Board

Pursuant to the company's Articles of Association, Article 7, para. 4, the meeting of holders of priority shares may pass resolutions fixing the remuneration of the members of the Management Board.

Shares held by the Management Board

As at 31 December 2001, the Management Board represented 115,289,639 shares of the company.

Appropriation of profit *in thousands of euros*

Profit for 2001 as shown by the profit and loss account	383,538
Addition to the statutory reserve	305,134
Leaving for dividend distribution	78,404
From this amount, an interim dividend was made payable on 24 September 2001 amounting to	31,362
On the assumption that the dividend proposal for 2001 is approved by the General Meeting of Shareholders of Heineken N.V., a final dividend of €0.24 per share will be at the disposal of holders of A- and B-shares	47,042*
Total	78,404

* This amount also includes the dividend of 4% payable to holders of priority shares.

Auditors' Report

Introduction
We have audited the financial statements of Heineken Holding N.V., Amsterdam, for the year 2001. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope
We conducted our audit in accordance with auditing standards generally accepted in the Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion
In our opinion, the financial statements give a true and fair view of the financial position of the company as at 31 December 2001 and of the result for the year then ended in accordance with accounting principles generally accepted in the Netherlands and comply with the financial reporting requirements included in Part 9, Book 2 of the Netherlands Civil Code.

Rotterdam, 26 February 2002
Ernst & Young Accountants

A Heineken Holding N.V. publication

Heineken Holding N.V.
Tweede Weteringplantsoen 5
1017 ZD Amsterdam
Netherlands

telephone +31 (0)20 622 11 52
fax +31 (0)20 625 22 13

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